Emilio Ragosa
Partner
609.919.6633
eragosa@MorganLewis.com

June 2, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Jeffrey Riedler, Assistant Director

Re:	Senesco Technologies, Inc.
Registration Statement on Form S-3
Filed April 23, 2010
File No. 333-166277

Dear Mr. Riedler:

This letter is submitted on behalf of Senesco Technologies, Inc. (“Senesco” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated May 13, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.

Form S-3

General

1.
It appears from your disclosure that you are registering an additional 13,790,623 shares of common stock to cover resales by the selling securityholders of shares of your common stock which may be issued to them in the future in payment of dividends on the Series A preferred stock. Since these additional shares are not issued and outstanding, the registration of these common shares is impermissible at this time. Accordingly, please revise your registration statement to remove the registration of these 13,790,623 shares. You may register the resale of these shares after they are issued and outstanding

United States Securities and Exchange Commission
June 2, 2010

Response:    Thank you for your comment.  The Company will amend its registration statement to remove the 13,790,623 shares of common stock from the amended registration statement (the “Amendment”).

Eligibility Requirements for use of Form S-3

2.
It appears that you were delinquent in filing your Form 10-Q for the quarter ended December 31, 2009. Note that General Instruction I.A.3.b of Form S-3 requires the registrant to have flied in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. Because of your delinquent Form 10-Q, it appears you do not meet one of the eligibility requirements for use of Form S-3.

Response:    The Company filed its Form 10-Q for the quarter ended December 31, 2009 on February 16, 2010.  February 15, 2010 was a federal holiday, and, thus, the Company was unable to file its 10-Q on that date as the Commission was closed and not accepting filings.  Pursuant to verbal correspondence with the Staff, we believe the Commission is withdrawing this comment.

Total Potential Profit from Other Securities

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

United States Securities and Exchange Commission
June 2, 2010

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:    Thank you for your comment.  The Company proposes to include the following table in the Amendment.

The following table shows the total potential profit that a selling stockholder may realize at varying sale prices upon the sale of other securities of the Company which are held by the selling stockholder which were acquired by such selling stockholder in transactions other than the current offering.

Selling Shareholder	Date of Issuance	Market Price Per Share (1)	Exercise Price (2)	Number of Shares Issued Upon Conversion or Exercise (3)	Total Market Price of Securities (4)	Total Conversion Price of Shares Issued Upon Conversion or Exercise (5)	Total Discount (Premium) to Market (6)
Michael Berry	10/10/2006	$.40	$1.18	22,075	$8,830	26,049	$(17,219)
	10/10/2006	$.50	$1.18	22,075	$11,038	26,049	$(15,011)
	10/10/2006	$.60	$1.18	22,075	$13,245	26,049	$(8,830)

Dhananjaya Dvivedi	10/10/2006	$.40	$1.18	110,376	$44,150	130,244	$(86,094)
	10/10/2006	$.50	$1.18	110,376	$55,188	130,244	$(75,056)
	10/10/2006	$.60	$1.18	110,376	$66,226	130,244	$(64,018)

United States Securities and Exchange Commission
June 2, 2010

Iroquois Master Trust Ltd	10/10/2006	$.40	$1.18	66,225	$26,490	78,146	$(51,656)
	10/10/2006	$.50	$1.18	66,225	$33,113	78,146	$(45,033)
	10/10/2006	$.60	$1.18	66,225	$39,735	78,146	$(38,411)

Partlet Holdings Limited	7/09/2009	$.40	$.60	2,055,556	$822,222	1,233,333	$(411,111)
	7/09/2009	$.50	$.60	2,055,556	$1,027,778	1,233,333	$(205,555)
	7/09/2009	$.60	$.60	2,055,556	$1,233,333	1,233,333	$--

Michael Berry	1/03/2005	$.40	$7.00	10,000	$4,000	70,000	$(66,000)
	1/03/2005	$.50	$7.00	10,000	$5,000	70,000	$(65,000)
	1/03/2005	$.60	$7.00	10,000	$6,000	70,000	$(64,000)
__________

(1)	Represents the potential market price per share of the underlying securities using varying sale prices of $0.40, $0.50 and $0.60.

(2)	Represents the conversion/exercise price per share as of the date of the sale of such other security.

(3)	Represents the total possible shares to be received assuming complete conversion/exercise.

(4)
Represents the combined market price of the total number of underlying shares.  Such price was calculated by multiplying the market price per share on the date of the sale of that other security by the total possible shares to be received.

(5)
Represents the total possible shares to be received and the combined conversion price of the total number of shares underlying such other security.  Such price was calculated by multiplying the conversion price on the date of the sale of that other security and the total possible number of underlying shares.

(6)
Represents the total possible loss/discount to the market price as of the date of the sale of that other security.  Such price was calculated by subtracting the total conversion/exercise price on the date of the sale of such other security from the combined market price of the total number of underlying shares on that date.

United States Securities and Exchange Commission
June 2, 2010

Comparison of Issuer Proceeds to Potential Investor Profit

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placement transactions;

•	all payments that have been made or that may be required to be made by the issuer to the selling stockholders or affiliates of the selling stockholders;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholder.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the preferred stock and warrants divided by the net proceeds to the issuer from the sale of the preferred stock and warrants, as well as the amount of that resulting percentage averaged over the term of the preferred stock and warrants.

Response:    Thank you for your comment.  The Company proposes to include the following tables in the Amendment.

The following table shows a comparison of the proceeds to the Company as a result of the current offering as well as the potential future proceeds to the Company as a result of the exercise of securities currently held by the selling stockholders, which such securities were acquired by the selling stockholders in the current or prior offerings.

Gross Proceeds to the Company	Potential Payments by the Company (1)	Net Proceeds to the Company	Potential Selling Price Per Share	Potential Profit to the Selling Stockholders (2)	Percentage of Profit (3)	Average Percentage of Profit (4)
$21,559,344	$3,089,100	$18,470,244	$0.40	$6,155,898	29%	6%
$21,559,344	$3,089,100	$18,470,244	$0.50	$13,061,877	61%	12%
$21,559,344	$3,089,100	$18,470,244	$0.60	$19,967,856	93%	19%
__________

(1)	Represents all payments that have been made or that may be required to be made by the issuer to the selling stockholders or affiliates of the selling stockholders.

United States Securities and Exchange Commission
June 2, 2010

(2)
Represents the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholder.

(3)
Represents the total amount of all possible payments and the total possible discount to the market price of the shares underlying the preferred stock and warrants divided by the net proceeds to the issuer from the sale of the preferred stock and warrants.

(4)	Represents the amount of that percentage set forth in (3) averaged over the term of the preferred stock and warrants.

Prior Transactions between the Issuer and the Selling Shareholders

5.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

United States Securities and Exchange Commission
June 2, 2010

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:    Thank you for your comment.  The Company proposes to include the following tables in the Amendment.

The following tables disclosure prior securities transactions between us and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Selling Shareholder	Date of Transaction	Total Number of Shares Outstanding Prior to the Transaction (1)	Total Number of Shares held by Non- Affiliates of the Company Prior to the Transaction (2)	Total Number of Shares Issued and Issuable to the Selling Stockholder in the Transaction (3)	Shares as a Percentage of Non- Affiliates (4)	Market Price Per Share Immediately Prior to the Transaction (5)	Current Market Price Per Share (6)
Wm. Michael Phippen	1/15/2004	12,776,126	9,691,655	94,937	.98%	$3.31	$0.50

Iroquois Master Fund Ltd.	5/9/2005	13,871,737	10,723,974	426,540	3.98%	$2.46	$0.50

Dhananjaya Dvivedi	10/10/2006	15,487,388	12,235,125	331,128	2,71%	$1.07	$0.50

Iroquois Master Fund Ltd.	10/10/2006	15,487,388	12,235,125	198,675	1.62%	$1.07	$0.50

Michael Berry	10/10/2006	15,487,388	12,235,125	66,225	0.54%	$1.07	$0.50

Partlet Holdings Limited	7/09/2009	19,812,043	13,808,793	3,166,667	22.93%	$0.72	$0.50
__________

(1)	Represents the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction.

(2)
Represents the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. This calculation excludes any shares held by the Selling Security Holder in the denominator.

United States Securities and Exchange Commission
June 2, 2010

(3)	Represents the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

(4)
Represents the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

(5)	Represents the market price per share of the class of securities subject to the transaction immediately prior to the transaction.

(6)	Represents the current market price per share of the class of securities on June 1, 2010

Comparison of Registered Shares to Outstanding Shares

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:    Thank you for your comment. The Company proposes to include the following table in the Amendment:

United States Securities and Exchange Commission
June 2, 2010

Prior Registration Statements of the Selling Stockholders

The following table illustrates the number of shares of the Company’s common stock registered for resale by the Purchaser in this registration statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the Offering Held by Non-Affiliates	Number of Shares Registered for Resale by the Selling Shareholder in Prior Registration Statements	Number of Shares Previously Registered for Resale by the Selling Shareholder that Continue to be Held by the Selling Shareholder (1)	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Shareholder	Number of Shares Registered for Resale in this Registration Statement
24,077,808	1,117,505	526,869	416,810	65,389,063

(1)	Excludes 173,826 warrants that have expired without being exercised.

Intention and Ability to Make All Payments and the Presence or Absence of Short Selling by the Shareholder

7.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).

United States Securities and Exchange Commission
June 2, 2010

Response:    Thank you for your comment.  The Company proposes to include the following table in the Amendment.

At the time of entering into the Securities Purchase Agreements, it was the Company’s intention, based on a reasonable belief, that the Company would have the financial ability to make all payments on the overlying securities. Specifically, the Company, at its option, may pay any dividends which it may owe on the Preferred Stock in shares of its common stock.  The Company anticipates that, in the event it determines not to pay any of the dividends in cash, that it will, accordingly, pay such dividends in shares of common stock.  Further, the Securities are each convertible into shares of common stock and, accordingly, do not require the Company to deliver a cash payment upon conversion.  On May 25, 2010 the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock to 250,000,000.  The Company has, accordingly, reserved for issuance such number of shares of common stock in the event all of the Securities are converted.

Pursuant to Section 3.1(g) of the Securities Purchase Agreements, the selling stockholders represented that at the time of execution of such Securities Purchase Agreements that such selling stockholder had not entered into any short sales. The Company is not otherwise aware whether the selling shareholder has an existing short position in the Company’s common stock.

Relationships Between the Issuer and the Selling Shareholders

8.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and warrants.

United States Securities and Exchange Commission
June 2, 2010

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:    Thank you for your comment. The Company proposes to include the following disclosure in the Amendment:

2009 Partlet Transaction

On July 9, 2009, the Company entered into a Securities Purchase Agreement, also referred to herein as the Partlet Securities Purchase Agreement, with Partlet Holdings Ltd., which is an accredited investor, pursuant to which the Company issued and sold an aggregate of 1,111,111 shares of the Company’s common stock at $0.90 per share and each of a Series A warrant, also referred to herein as the Partlet Series A Warrant, and a Series B warrant, also referred to herein as the Partlet Series B Warrant (collectively the Partlet Series A Warrant and Partlet Series B Warrant shall be referred to herein as the “Partlet Warrants”).

The Partlet Series A Warrant entitles the holder to purchase 1,000,000 shares of the Company’s common stock at $0.01 per warrant share.  The Partlet Series A Warrant has a term of seven years and is exercisable immediately after the date of grant.  The Series A Warrant was exercised by Partlet Holdings Ltd. And the Company received net proceeds of $10,000

The Partlet Series B Warrant entitles the holder to purchase 2,055,555 shares of the Company’s common stock at $0.60 per warrant share.  The Partlet Series B Warrant has a term of seven years and is not exercisable until after the six-month anniversary after the date of grant.

As a result of the transaction, the Company received gross proceeds equal to $1,010,000.  A copy of each of the Partlet Securities Purchase Agreement and Partlet Warrants were filed as exhibits 10.1, 4.1 and 4.2 respectively to the Company’s periodic report on Form 8-K on July 10, 2009.

On January 3, 2005, the Company entered into a one-year consulting agreement with Michael Berry, Ph.D., which was extended for a six month term until June 30, 2006.  Under the terms of the agreement, Dr. Berry received a consulting fee of $8,000 per month and a seven year warrant with an exercise price of $7.00.  Effective July 1, 2006, the consulting agreement was further extended through March 31, 2007 and the consulting fee was reduced from $8,000 per month to $1,000 per month.  The consulting agreement terminated on April, 2007.

The Method by which the Number of Registered Shares was Determined

9.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

United States Securities and Exchange Commission
June 2, 2010

Response:    Thank you for your comment.  The Company will insert in the Amendment a line indicating the total number of shares registered at the bottom of the selling stockholder table, which will correspond to the table on the cover of the registration statement.

*  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa
ER/cmf